China SXT Pharmaceuticals, Inc.

178 Taidong Rd North, Taizhou

Jiangsu, China

March 27, 2018

VIA EDGAR

Chris Edward

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	China SXT Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form F-1
Filed January 19, 2018
File No. 333-221899

Dear Mr. Edward:

China SXT Pharmaceuticals, Inc. (the “Company”, “SXT,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 15, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously filed on January 19, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-1

Capitalization, page 35

1.	Please update the financial statement information at the Summary Financial Data (page 13), Capitalization Table (page 35), and Dilution Table (page 37) for consistency with the interim period financial statements included in the filing. Refer to the Instructions for Item 3 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page [ ], [ ], and [ ] for consistency with the interim period financial statements included in the filing.

2.	We note your response to prior comment 10, which appears inconsistent with your disclosures throughout the Prospectus Summary, Business section, and elsewhere that implies you are developing new products that give you an edge over major competitors. For example:

•	On page 8, you indicate your belief that your research and development capabilities allow you to create innovative TCMP that fulfills your customers’ needs;

•	On page 53, you disclose you expect to continue to gain additional competitive advantages through the growing pipeline of new TCMP products;

•	On pages 8, 40, 43 and 59, you disclose you are constantly in the process of developing new types of advanced TCMP products; and

•	On pages 40, 41, and 43 you imply the company has identified great advantages of advanced TCMP over regular TCMP.

Please revise these disclosures and throughout your filing to clearly indicate that your research and development, if true, is primarily focused on innovative engineering methods for cleaning and grinding traditional TCMPs and that your working process has not produced a new medicine or changed the medicinal effects of TCMPs, consistent with your response.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page [ ], [ ], ,[ ] and throughout the filing to clarify that our innovative engineering methods did not enable us to product new type of drug or change the medicinal effects of TMCP.

Share Pledge Agreement, page 50

3.	We reissue prior comment number 7. Please specify to dollar amount of the payment due under the Share Pledge Agreement.

Response: In response to the Staff’s comment, the Company hereby clarifies that the payment due under the Share Pledge Agreement can either be all dividends to be distributed to the Taizhou Suxuangtang shareholders, pursuant to the Equity Pledge Agreement or be all shares of Taizhou Suxuantang purchased in a consideration of $1.59 (RMB 10) or the minimum price permissible under PRC law purusuant to the Exclusive Option Agreement and subject to the provisions of the laws and regulations of China.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(i) Accounts Receivables, page F-41

4.	We acknowledge your response to prior comment 12. As previously requested, please revise to include the information in your response explaining why DSO is so high in your filing. Further, we note the accounts receivable balances that are included in the table in your response do not agree to the accounts receivable balances included in your December 31, 2017 financial statements (see page F-30). Please explain this discrepancy and as necessary, provide us an updated aging.

Response: In response to the Staff’s comment, the Company has revised its disclosure on [ ] to resolve the discrepancy.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2210.

Very truly yours,

/s/ Feng Zhou
Feng Zhou CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC